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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.   20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                              OR 15D-17 THEREUNDER

                            SEATTLE FILMWORKS, INC.
                            -----------------------
                 (exact name of issuer as specified in charter)

               1260 16th Avenue West, Seattle, Washington  98119
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                    (Address of principal executive offices)

Issuer's telephone number, including area code:  (206) 281-1390
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                   II. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:  Common Stock
2.   Number of shares outstanding before the change:  10,853,080
3.   Number of shares outstanding after the change:  16,279,740
4.   Effective date of change:  March 17, 1997
5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                              3 for 2 Stock Split
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     Give brief description of transaction:

     Pursuant to the approval of the Company's Board of Directors on February 12, 1997, the Company effected a three-for-two stock split (the "Stock Split") in the form of a stock dividend of common stock, no par value (the "Common Stock") paid on March 17, 1997 (the "Effective Date"). On the Effective Date, each shareholder of record as of March 3, 1997 (the "Record Date") was issued one share of the Common Stock for every two shares of Common Stock owned by such shareholder on the Record Date.

                          II. CHANGE IN NAME OF ISSUER

1.   Name prior to change:
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2.   Name after change:
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3.   Effective date of charter amendment changing name:
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4.   Date of shareholder approval of change, if required:
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                                      Signature

       March 24, 1997                 /s/  Case H. Kuehn
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       (Date)                         Case H. Kuehn
                                      Principal Financial and Accounting Officer